UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Acacia Research Corporation

(Name of Issuer)

Acacia Research-Acacia Technologies Common Stock, par value $0.001 per share

(Title of Class of Securities)

003881307

(CUSIP Number)

Anthony O. Brown
500 Skokie Boulevard, Suite 585
Northbrook, Illinois 60062
(847) 509 - 0774

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003881307

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) Anthony O. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,294,141(1)

	8.	Shared Voting Power 34,546(2)

	9.	Sole Dispositive Power 1,294,141(1)

	10.	Shared Dispositive Power 34,546(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,328,687(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes 252,715 shares held in an IRA rollover account for the benefit of Mr. Brown.

(2)                                  Represents shares held by Global Patent Holdings, LLC, which shares may be deemed to be beneficially owned by Mr. Brown because of Mr. Brown’s relationship with Global Patent Holdings, LLC.  Mr. Brown expressly disclaims beneficial ownership with respect to such shares.

(3)                                  The calculation is based on a total of 19,807,358 shares outstanding as of November 2, 2004, as last reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 5, 2004.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Acacia Research-Acacia Technologies Common Stock (“ACTG Stock”), par value $0.001 per share, of Acacia Research Corporation, a Delaware corporation (the “Company” or the “Issuer”).  The address of the Issuer’s principal executive offices is 500 Newport Drive, Suite 700, Newport Beach, California 92660.

Item 2.	Identity and Background
(a) This statement is being filed by Anthony O. Brown, an individual (“Brown” or the “Reporting Person”).

(b)           Brown, a natural person, is the president and a member, manager and equity holder of Global Patent Holdings, LLC, a Delaware limited liability company (“Global Patent Holdings”).  His mailing address is 500 Skokie Boulevard, Suite 585 Northbrook, Illinois 60062.

(d) During the last five years, Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, Brown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Brown is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

The shares of ACTG Stock beneficially held by Brown were received in accordance with the terms of the Membership Interest Purchase Agreement (the “Purchase Agreement”), dated as of January 28, 2005, by and among Global Patent Holdings, the Company and Acacia Global Acquisition Corporation (“Acacia Acquisition”).  The number of shares of ACTG Stock received by Brown pursuant to the Purchase Agreement was based on Brown’s pro rata ownership of the membership interests of Global Patent Holdings.  The description of the Purchase Agreement is incorporated by reference to Item 4.

Item 4.	Purpose of Transaction

The purpose of the reported transaction was for Acacia Acquisition, a wholly owned subsidiary of the Company, to acquire from Global Patent Holdings the outstanding membership interests of certain subsidiaries of Global Patent Holdings (collectively, the “Membership Interests”).  Pursuant to the terms of the Purchase Agreement, the aggregate purchase price payable by Acacia Acquisition for the Membership Interests was $3,000,000 in cash and 3,938,832 shares of ACTG Stock (the “Shares”), which Shares were issued to Global Patent Holdings and its members on January 28, 2005.

The foregoing summary of certain material provisions of the Purchase Agreement is not a complete discussion of all of the provisions of the Purchase Agreement, and is qualified by reference to the full text of the Purchase Agreement, which is included as Exhibit 1 hereto and is incorporated herein by reference.

In connection with the reported transaction, the Company, Acacia Acquisition and Global Patent Holdings entered into a Registration Rights Agreement, dated as of January 28, 2005.  Pursuant to the Registration Rights Agreement, the Company agreed to use its reasonable best efforts to prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) to effect the registration of the Shares (the “Registration Statement”), and to use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act for the period specified in the Registration Rights Agreement (the “Effectiveness Period”).

The holders (the “Holders”) of the Shares also are entitled to “piggyback” registration rights in connection with certain registrations by the Company of its equity securities.  If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Shares, and the Company prepares and files with the Commission a registration statement to register shares of its equity securities under the Securities Act for its own account or the account of others, subject to specified exceptions, the Holders are entitled to receive notice of the registration and to include their Shares in such registration statement, subject to specified limitations.  The piggyback registration rights terminate upon the expiration of the Effectiveness Period.

In addition, pursuant to the Registration Rights Agreement, as long as Brown and his affiliates collectively own, either directly or beneficially, at least 495,465 shares of ACTG Stock, subject to specified adjustments, upon written request by Brown, the Company has agreed to use its reasonable best efforts to cause Brown or his designee (which must be reasonably acceptable to the Company) to be elected to the Board of Directors of the Company.  The Company has agreed to nominate Brown or his designee to serve on the Board of Directors upon such request by Brown, to be voted on in the next succeeding annual or special meeting for election of directors following such request by Brown, and in successive annual meetings thereafter, so long as Brown continues to own at least 495,465 shares of ACTG Stock, subject to specified adjustments, until Brown is so elected, and shall treat Brown or his designee in the same manner as other nominees selected by the Board of Directors of the Company.  The Company has three classes of directors, with each class serving a term of three years.  At this time, Brown has not exercised the foregoing rights.

The foregoing summary of certain material provisions of the Registration Rights Agreement is not a complete discussion of all provisions of the Registration Rights Agreement, and is qualified by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 2 hereto and incorporated herein by reference.

Except as set forth herein, Brown has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.  Notwithstanding the foregoing, Brown expects to evaluate his investment in the Company on an ongoing basis and may determine to change his investment intent with respect to the Company at any time in the future.  In determining from time to time whether to increase, retain or sell his holdings of securities of the Company, Brown will take into consideration such factors as he deems relevant, including the market price of ACTG Stock, conditions in the securities markets generally, the Company’s financial condition, business and prospects, and general economic conditions.  Brown reserves the right to purchase additional shares or dispose of all or a portion of his holdings of securities of the Company in the open market or in private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of his positions in the securities of the Company.  Any such transaction may be effected at any time or from time to time subject to (i) restrictions contained in the Purchase Agreement, (ii) restrictions contained in the Registration Rights Agreement and (iii) any applicable limitations imposed by applicable law.

Item 5.	Interest in Securities of the Issuer

(a)-(b)               As of the close of business on February 4, 2005, Brown owns an aggregate of 1,328,687 shares of ACTG Stock, including 252,715 shares of ACTG Stock held in an IRA rollover account for the benefit of Brown, which constitutes approximately 6.7% of the issued and outstanding shares of ACTG Stock.  This calculation is based on a total of 19,807,358 shares of ACTG Stock outstanding as of November 2, 2004, as last reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 5, 2004.  Because of Brown’s relationship with Global Patent Holdings, Brown may be deemed to have beneficial ownership with respect to the 35,546 shares of ATCG Stock held by Global Patent Holdings, which were issued to Global Patent Holdings in connection with the Purchase Agreement described in Item 4.  Brown expressly disclaims beneficial ownership with respect to such shares of ATCG stock.

(c)          Except for the transactions described in Item 4, the Reporting Person has not engaged in any transaction in ACTG Stock in the past 60 days.  The descriptions of these transactions are incorporated by reference to Item 4.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Item 6 and in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Membership Interest Purchase Agreement, dated as of January 28, 2005, by and among Global Patent Holdings, LLC, Acacia Research Corporation and Acacia Global Acquisition Corporation (incorporated herein by reference to Exhibit 2.1 to Acacia Research Corporation’s Current Report on Form 8-K filed with the Commission on February 1, 2005).

Exhibit 2

Registration Rights Agreement, dated as of January 28, 2005, by and among Acacia Research Corporation, Acacia Global Acquisition Corporation and Global Patent Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to Acacia Research Corporation’s Current Report on Form 8-K filed with the Commission on February 1, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2005
Date
/s/ Anthony O. Brown
Signature
Anthony O. Brown
Name/Title